================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM U-3A-2

                          STATEMENT BY HOLDING COMPANY
                       PURSUANT TO REGULATION 250.2 OF THE
                       PUBLIC UTILITY HOLDING COMPANY ACT
                                     OF 1935

                               EXEMPTION STATEMENT

                            SIERRA PACIFIC RESOURCES
                ------------------------------------------------
                (Exact name of Claimant as specified in Charter)

         NEVADA                                          88-0198358
 ----------------------                     -----------------------------------
(State of incorporation                     (I.R.S. Employer Identification No.)
 or organization)

                                 P.O. Box 30150
                    (6100 Neil Road) Reno, Nevada 89520-3150
                    ----------------------------------------
           (Address of principal executive offices including Zip Code)

                                  (775)834-4011
               --------------------------------------------------
               (Claimant's telephone number, including area code)

                                   John Brown
                                 6100 Neil Road
                             Reno, Nevada 89520-0024
                     (Name and address of agent for service)

================================================================================

                      CALENDAR YEAR ENDED DECEMBER 31, 2003

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                                     Page 2

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                    UNDER RULE U-3A-2 FROM THE PROVISIONS OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            SIERRA PACIFIC RESOURCES

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information.

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Sierra Pacific Resources (SPR, the Company) is a Nevada holding company incorporated under Nevada Law on December 12, 1983. SPR became the parent of Sierra Pacific Power Company (SPPC) on May 31, 1984, pursuant to an Agreement and Plan of Merger in which each outstanding share of SPPC's Common Stock ($3.75 par value) automatically converted to one share of the Company's Common Stock ($1.00 par value). The reorganization was completed on August 1, 1984, when Lands of Sierra, Inc. and Sierra Energy Company, previously subsidiaries of SPPC, became wholly-owned subsidiaries of Sierra Pacific Resources. The Company was incorporated under the laws of the State of Nevada on December 12, 1983. The address of the Company is P.O. Box 30150 (6100 Neil Road), Reno, Nevada 89520-3150. The Company's subsidiaries are Nevada Power Company (NVP), Sierra Pacific Power Company (SPPC), referred together as "The Utilities", Tuscarora Gas Pipeline Company (TGPC), Lands of Sierra, Inc. (LOS), Sierra Water Development Company (SWDC), Sierra Gas Holding Company (SGHC, formerly Sierra Energy Company), Sierra Pacific Energy Company (SPE)and Sierra Pacific Communications (SPC). Sierra Energy Company, dba e*three (e*three) was sold on September 26, 2003.

         On July 28, 1999, SPR completed its merger with NVP following receipt of all regulatory approvals. The Public Utilities Commission of Nevada (PUCN) gave unanimous approval of a stipulation among the merging companies, PUCN staff and the Utility Consumer Advocate, regarding the merger.

         In accordance with the terms of the merger, each outstanding share of the Company's common stock was converted into the right to receive either $37.55 in cash or 1.44 shares of newly issued Company common stock. Each outstanding share of NVP common stock was converted to the right to receive either $26.00 in cash or 1.00 share of newly issued Company common stock. 4,037,000 shares of Company and 11,716,611 shares of NVP common stock were exchanged for $151.6 million and $304.6 million, respectively. The remaining shares of each company were converted to newly issued shares of Company common stock.

         As part of the stipulation approved by the PUCN, the companies were required to re-file the plan to divest their generating assets, and file a final Independent System Administrator (ISA) proposal with the PUCN and the Federal Energy Regulatory Commission (FERC). On July 23, 1999, a filing to establish the ISA was submitted to the FERC and for PUCN review. The PUCN approved the Company divestiture plan on February 18,2000. The FERC approved an ISA proposal known as Mountain West ISA on January 27, 2000. On February 23, 2000, the PUCN opened a docket to discuss various issues relating to Mountain West, including the method to fund it.

         As previously mentioned, in June 1998, SPR announced a plan to divest its generation assets. This business strategy was described in the SPR/NVP merger applications filed with the PUCN and the FERC in July 1998.

         A revised divestiture plan was filed with the PUCN in October 1999. PUCN approval and an Order for Divestiture Plan Stipulation were received in February 2000.

         On April 18, 2001, the Governor of Nevada signed into law Assembly Bill
(AB) 369. AB 369 required the utilities to use deferred energy accounting for their respective electric operations beginning on March 1, 2001.

         In Nevada, the Utilities' divestiture of generation assets, which the PUCN had previously ordered, was halted by the provisions of AB 369 that prohibit the sale of generation assets until July 2003. AB 369 was modified as of January 1, 2003, stating that The Utilities may seek PUCN permission to sell one or more generation assets. The PUCN may approve the request to divest only if it finds the transaction to be in the public interest. Additionally, in April 2001, SPR and Enron Corporation (Enron) mutually agreed to the termination of their agreement for SPR's purchase of Enron's wholly owned subsidiary, Portland General Electric (PGE), headquartered in Portland, Oregon.

         AB 369 also provides that if an electric utility holding company acquires an interest in an out of state public utility prior to July 1, 2003, each electric utility in which the holding company holds a controlling interest shall not be entitled to the benefit of deferred energy accounting.

         NVP is a public utility engaged in the distribution, transmission, generation, purchase, and sale of electric energy in Clark County in southern Nevada. NVP provides electricity to approximately 702,800 customers in the communities of Las Vegas, North Las Vegas, Henderson, Searchlight, Laughlin, and adjoining areas, including Nellis Air Force Base. Service is also provided to the Department of Energy's Nevada Test Site in Nye County.

         NVP has three wholly owned subsidiaries, NVP Capital I and III (Trust I and III) and Nevada Electric Investment Company (NEICO). Trust I was created to issue 8.2% Quarterly Trust Issued Preferred Securities (QUIPS) and Series A common securities, all of which are owned by NVP. The proceeds were used to purchase from NVP its 8.2% Junior Subordinated Deferrable Interest Debentures (QUIDS) due March 31, 2037, extendible to March 31, 2046 under certain conditions, in a principal amount of $122.6 million. The sole asset of the Trust I is the QUIDS.

         Trust III was created to issue 7 3/4% Cumulative QUIPS and common securities, all of which are owned by NVP. The proceeds were used to

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                                     Page 4

purchase from NVP its 7 3/4% QUIDS due September 30, 2038, extendible to September 30, 2047 under certain conditions, in a principal amount of $72.2 million. The sole asset of the Trust III is the QUIDS.

         NEICO and UTT Nevada, Inc., an affiliate of Exelon Thermal Technologies, formed Northwind Las Vegas, LLC, a Nevada limited liability company, for the purpose of evaluating district energy projects in southern Nevada in October of 1997. Also, in October of 1997, NEICO and UTT Nevada, Inc. formed Northwind Aladdin, LLC, a Nevada limited liability company, for the purpose of owning, constructing, operating and maintaining a facility for the production and distribution of chilled water, hot water and emergency power for Las Vegas' Aladdin Hotel and Casino. The project was completed in the first quarter of 2000 and is operational. The Alladin Hotel and Casino filed for Chapter 11 bankruptcy protection in September 2001.

         In September 1998, NEICO and e*three formed e*three Custom Energy Solutions, LLC, a Nevada limited liability company, for the purpose of selling and implementing energy-related performance contracts and similar energy services in southern Nevada. e*three and e*three Custom Energy Solutions were sold on September 26, 2003. NEICO also owns property in Wellington, Utah, which was the site of a coal washing and load out facility.

          SPPC is an operating public utility engaged principally in the distribution, transmission, generation, purchase and sale of electric energy. SPPC also provides natural gas services in the Reno-Sparks area of Nevada. SPPC provides electricity to more than 334,000 customers in approximately 50,000 square miles of service area in western, central and northeastern Nevada, including the cities of Reno, Sparks, Carson City, Elko, and a portion of eastern California, including the Lake Tahoe area. Electric revenues make up 84.3% of SPPC's revenues. SPPC also provides natural gas service in Nevada to approximately 129,000 customers in an area of about 600 square miles in Reno/Sparks and environs. In 2003, natural gas revenues were 15.7% of SPPC's revenues.

          In June 2001, SPPC closed the sale of its water business to the Truckee Meadows Water Authority (TMWA) for $341 million. SPPC recorded a $25.8 million gain on the sale, net of the refund described below and net of income taxes of $18.2 million. Included in the sale were facilities for water storage, supply, transmission, treatment and distribution, as well as accounts receivable and regulatory assets. Accounts receivable consisted of amounts due from developers for distribution facilities. Regulatory assets consisted primarily of costs incurred in connection with the Truckee River negotiated water settlement. Transfer of hydroelectric facilities included in the contract of sale for an additional $8 million will require action by the California Public Utilities Commission (CPUC). The sale agreement contemplates a second closing for the hydroelectric facilities to accommodate the CPUC's review of the transaction.

         Pursuant to a stipulation entered into in connection with the sale and approved by the PUCN, SPPC was required to hold in trust for refund to customers $21.5 million of the proceeds from the sale. The refund was credited on the electric bills of SPPC's former water customers over a fifteen-month period ending November 2002. Under a service contract with TMWA, SPPC provided customer service and billing services to TMWA until August 2002. SPPC continues to provide meter-reading services under a one-year contract renewable in one-year increments by TMWA through 2008.

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                                     Page 5

         SPPC has three subsidiaries, Pinon Pine, Sierra Pacific Power Capital I, (the Trust), and SPPC Funding LLC.

         In August 1992, SPPC executed a cooperative agreement with the U. S. Department of Energy (DOE) for the construction of a coal-gasification power plant. The project, known as the Pinon Pine Power Project, (Pinon) was selected by DOE for funding under the fourth round of the Federal Clean Coal Technology Program. The DOE funded approximately $167 million for construction, operation, and maintenance of the project. Included in the Consolidated Balance Sheets of SPR and SPPC is the net book value of the gasifier and related assets, which is approximately $95 million as of December 31, 2003.

         To date, SPPC has not been successful in obtaining sustained operation of the gasifier. In 2001, SPPC retained an independent engineering consulting firm to complete a comprehensive study of the Pinon Pine gasification plant. After evaluating the options presented in the draft report, SPPC decided not to pursue modifications intended to make the facility operational and is seeking recovery of the experimental portion of Pinon Pine that was not previously being recovered through regulated rates in its current general rate case, filed December 1, 2003. This recovery is based, in part, on the PUCN's approval of Pinon Pine as a demonstration project in an earlier Integrated Resource Plan
(IRP).

         The Trust is a wholly owned subsidiary of SPPC. The existence of the Trust was for the sole purpose of issuing Trust Securities and using the proceeds thereof to purchase from SPPC its 8.60% Junior Subordinated Debentures. SPPC redeemed 100% of the 8.60% Junior Subordinate Debentures effective November 29, 2001

         SPPC Funding LLC is a wholly owned subsidiary of SPPC. SPPC Funding LLC issued 6.40% notes, Series 1999-1 to support issuance by the California Infrastructure and Economic Development Bank Special Purpose Trust SPPC-1 of it's 6.40% Rate Reduction Certificates, Series 1999-1.

         TGPC was formed as a wholly owned subsidiary of SPR in 1993 for the purpose of entering into a partnership with a wholly owned subsidiary of TransCanada PipeLines, Ltd., headquartered in Calgary, Alberta, Canada. The partnership, Tuscarora Gas Transmission Company (Tuscarora) was formed for the purpose of constructing and operating an interstate natural gas pipeline from Malin, Oregon to Reno, Nevada to serve an expanding gas market in Reno, northern Nevada, and northeastern California. In late 1995, Tuscarora completed the construction of its 229-mile pipeline system and began commercial operations on December 1, 1995. Tuscarora takes custody of its customers' gas near Malin, Oregon at a pipeline interconnect with Gas Transmission Northwest (GTN), the upstream pipeline. Upon custody transfer, Tuscarora transports its shippers' gas to various delivery points along the Tuscarora system as prescribed by its customers. GTN is a major interstate natural gas pipeline extending from the U.S./Canadian border, at a point near Bonners Ferry, Idaho to the Oregon/California border. The GTN system provides Tuscarora customers access to Canadian natural gas reserves in the Western Canadian Sedimentary basin, one of the largest natural gas reserve basins in North America.

                  As an interstate natural gas pipeline, Tuscarora provides only transportation service to its customers. SPPC was the largest customer at the start of commercial operations and continues to be Tuscarora's largest customer contributing 80% of gross revenues in 2003.

                  Tuscarora completed Phase 1 of its 2002 Expansion Project on December 1, 2002, which added an incremental 55,912 Dth/day of firm capacity to its system capacity. Phase 2 of the 2002 Expansion Project was scheduled for construction in 2003. The Phase 2 capacity (40,000 Dth/day) was contracted to Duke Energy North America (Duke) for its proposed Washoe Energy power generation facility to be located near Wadsworth, Nevada. On May 8, 2002, Duke notified Tuscarora that it was canceling its generation project indefinitely and elected to cancel its Precedent Agreement with Tuscarora for the Phase 2 capacity. Tuscarora attempted to locate replacement shippers but was unsuccessful and on March 28, 2003 it filed a certificate amendment with the Federal Energy Regulatory Commission (FERC) effectively canceling Phase 2 of its 2002 Expansion Project. The FERC subsequently issued an order vacating the certificate of the Phase 2 facilities on May 20, 2003.

         In June 2003, and in direct response to shipper interest, Tuscarora solicited interest from third parties to determine the need for incremental firm capacity by winter 2005-06. The open season resulted in the execution of Precedent Agreements and firm Transportation Service Agreements for 71,753 Dth/day of long-term firm capacity and 20,000 Dth/day turn back capacity for a net increase to pipeline capacity of 51,753 Dth/day. SPPC was one of the parties that executed a Precedent Agreement and firm Transportation Service Agreement. Tuscarora has begun preliminary planning activities for constructing additional facilities to meet the additional capacity requirements. Tuscarora anticipates that an application to the FERC for a Certificate of Public Convenience and Necessity, for authorization to construct and operate new pipeline facilities, will be filed with the FERC by the second quarter 2004. Construction of the project (Tuscarora 2005 Expansion Project) is anticipated to commence in late spring 2005 with newly commissioned facilities on line by November 1, 2005. The estimated cost of the 2005 construction project is approximately $16.5 million. This expansion will increase Tuscarora's subscribed capacity by approximately 28%.

         SPR's subsidiary, e*three, was organized in October 1996 to provide energy and other business solutions in commercial and industrial markets. SPR's subsidiary, e*three Custom Energy Solutions, LLC (CES) was formed in October 1998 for the purpose of selling and implementing energy-related performance contracts and the construction and operation of a chilled water cooling plant in the downtown area of Las Vegas supplying indoor air-cooling requirements for a number of businesses in its immediate vicinity.

         In keeping with management's strategy to focus on its core utility businesses, SPR began negotiations in the second quarter of 2003 to sell e*three and CES. Accordingly, on June 30, 2003, e*three and CES were reported as discontinued operations. On September 26, 2003, the sale of e*three and CES were completed.

         Lands of Sierra was organized in 1964 to develop and manage SPPC's non-utility property in Nevada and California. These properties previously included retail, industrial, office and residential sites, timberland, and other properties. Remaining properties include land in Nevada and California. SPR has decided to focus on its core energy business. In keeping with this strategy, LOS continues to sell its remaining properties. The book values of the properties are minimal. The remaining property in California is expected to be sold during 2004.

         Sierra Water Development Company is a Nevada corporation, which is a wholly owned subsidiary of the Company. SWDC was formed in 1993 for the purpose of entering into a partnership with Eco-Vision, Inc. to conduct water exploration and development activities in the State of Nevada. It has not conducted any activity for several years.

         Sierra Gas Holding Company, formerly Sierra Energy Company, is a Nevada Corporation, which is a wholly owned subsidiary of the Company. Beginning in 1993, SGHC sold a large number of its oil and gas properties retaining passive override interests in a number of properties.

         Sierra Pacific Energy Company was formed to market a package of technology and energy-related products and services in Nevada. SPE filed an application with the PUCN to be licensed as an Alternative Seller of Electricity in the state of Nevada. SPE has withdrawn its application with the PUCN and dissolved its retail energy marketing efforts. SPE continues to manage several long term commitments entered into prior to its withdrawal from the retail energy marketing effort.

         Sierra Pacific Communications ("SPC") was formed as a Nevada corporation in 1999 to identify and develop business opportunities in telecommunications services and infrastructure. SPC presently has fiber optic assets deployed within the metropolitan areas of Reno and Las Vegas (the "Metro Area Networks").

         In April 2000, SPC and Touch America, Inc. ("TAI") formed Sierra Touch America LLC ("STA") to develop a fiber optic system (the "System") extending between Salt Lake City, Utah and Sacramento, California. In September 2002, SPC and TAI entered into an agreement whereby SPC redeemed its membership interest in STA and acquired fiber optic assets in the System, for a total purchase price of $48.5 million. SPC executed a $35 million promissory note in favor of STA. TAI remained as the sole member of STA.

         In light of the bankruptcy of Touch America Holdings and STA, SPC evaluated its business to determine whether the Touch America bankruptcy has caused an impairment of SPC's assets. SPC anticipates that the market for the fiber optic cable and conduits will likely become significantly over-supplied and has recognized an impairment charge of $32.9 million during the second quarter of 2003.

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                                     Page 8

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     (a) At the present time, the Company has no operations or facilities other than those described in response to Item 1.

     (b) The electric properties of NVP, a public utility subsidiary of the Company, are physically located in the State of Nevada.

     The electric properties of SPPC, a public utility subsidiary of the Company, are physically located in the States of Nevada and California. The gas properties are entirely located within the State of Nevada.

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                                     Page 9

NVP:

                                   GENERATION

         The following is a list of NVP's generation plants, including their megawatt (MW) summer net capacity, the type/fuel that they use to generate, and the location.

                                                                 Number
                                                                   of            MW             Location
      Name                              Type/Fuel                Units        Capacity          (State)
      ----                              ---------                -----        --------          -------
Clark Station              Steam/Gas Turbine,
                           Combined Cycle (1)                     10            687              Nevada
                           /Natural Gas, Oil
Reid Gardner (2)           Steam/Coal                              4            355              Nevada

Navajo (3)                 Steam/Coal                              3            255              Nevada
Mohave (4)(5)              Steam/Coal                              2            222              Nevada
Sunrise                    Steam/Gas Turbine,
                           Natural Gas, Oil                        2            149              Nevada
Harry Allen                Gas Turbine, Natural
                           Gas, Oil                                1             72              Nevada
                                                                              -----
                                                                              1,740
                                                                              =====

     1. The two combined cycles at Clark each consist of two gas turbines, two HRSGs, and one steam turbine. In 1993 and 1994, the original 4 gas turbines (1979-1982) were combined with 4 new HRSGs and 2 steam turbines to form the combined cycles.

     2. Reid Gardner 4 is co-owned by the California Department of Water Resources (CDWR) (67.8%) and NVP (32.2%); NVP is the operating agent. NVP is entitled to 25 MW of base load capacity and 235 MW of peaking capacity, subject to the following limitations: 1,500 hours/year, 300 hours/month, and 12 hours/day. There was a 15 MW upgrade to the Unit in 1990, which is now under CDWR's control; the total summer net capacity of the Unit is 275 MW. Reid Gardner Units 1, 2, and 3 are 110 MW each; the total summer net capacity of the Station is 605 MW.

     3. NVP has an 11.3% interest in the Navajo Generating Station. The total capacity of the Station is 2,250 MW. Salt River Project is the operator (21.7% interest). There are 4 other partners: U.S. Bureau of Reclamation (24.3% interest), Los Angeles Dept. of Water & Power (21.2% interest), Arizona Public Service Co (14% interest), and Tucson Electric Power (7.5% interest).

     4. NVP has a 14% interest in the Mohave Generation Station. The total summer net capacity of the Station is 1,580 MW. Southern California Edison is the operator (56% interest). There are 2 other partners:
          Salt River Project (20% interest) and the Los Angeles Dept. of Water & Power (10% interest).

     5. Per a 1999 Consent Decree, Mohave will not operate beyond 2005 without the installation of specified air pollution control equipment. Mohave's operation beyond 2005 will cease since the participants have not made this necessary investment due to the uncertainty of coal supply and water availability. There are currently no negotiations taking place to change the 1999 Consent Decree.

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                                    Page 10

                                  TRANSMISSION

         NVP's existing transmission lines are primarily located within Clark County, Nevada. Six 230 kV transmission lines and two 230/69 kV transformers connect NVP to the Western Area Power Administration's (Western) transmission facilities at Henderson and Mead substations. Three 230 kV lines connect NVP to the Los Angeles Department of Water and Power's transmission facilities at McCullough Substation. Two 500/69 kV transformers connect NVP to the Southern California Edison system at the Mohave Generating station. A 345 kV line connects NVP to PacifiCorp at the Utah-Nevada state line. Also, NVP has two 500/230 kV transformers that connect NVP to the Navajo Transmission System at the Crystal Substation. In 2003, NVP placed into service the Avera 230 kV substation, the Avera 230/138 kV autotransformer and the Faulkner to Tolson 230 kV transmission line. These 2003 upgrades were system improvements within the NVP control area. Finally, NVP has ownership rights in two 500 kV transmission lines that allow for the transmittal of NVP's share of power from its interests in the Mohave and Navajo Generating Stations to the NVP control area. If the Mohave Generating station is shut down in 2005, NVP intends to continue to utilize the Eldorado Transmission System that is connected to the Mohave Generating station to supply NVP load and to meet other transmission service obligations currently in place. The transmission lines and generation facilities are governed under separate contracts.

     NVP received approval from the PUCN to construct four 230 kV switchyards proposed in NVP's 2003 Integrated Resource Plan (IRP):

     -    The Avera 230 kV switchyard was completed in February 2003.

     -    The Beltway 230 kV switchyard is scheduled for completion in May 2004.

     - The Las Vegas South 230 kV switchyard is proposed in 2006 to serve new loads as well as to relieve line loadings on the 138 kV sub-transmission system in the vicinity of this proposed 230 kV switchyard.

     - The McDonald 230 kV switchyard is planned for an in-service date of June 2008.

     The Avera and Beltway projects are needed for system reliability, increased import capability, and to provide a path for Centennial IPP energy to be delivered into or through NVP's transmission system.

     Also approved as part of the 2003 IRP was the construction and or upgrades of the following facilities:

     - Replace the existing Clark 230/138 kV transformer in 2005 with a higher rated unit. The Clark transformer upgrade is needed to allow NVP to meet its projected maximum transmission import requirements for the summer peak.

     - Upgrade the existing Arden-Decatur 230 kV transmission line in 2005. The Arden-Decatur 230 kV line upgrade is one of the components of the Centennial Plan and is needed to maintain export capability in order to service numerous IPP transmission service requests.

     - Construction in 2007 of the Southern Nevada Import Project (SNIP). SNIP consists of various line reconductoring projects. SNIP will allow NVP to meet its projected maximum import requirements in 2007.

     During 2001 and 2002, several Independent Power Producers(IPP)proposed the construction of new generating plants in southern Nevada and requested transmission service from NVP. NVP proposed the Centennial Plan to address transmission service requests from these IPPs. The Centennial Plan was approved in NVP's 2001 Refiled IRP. This plan, consistent with its tariff and the FERC pricing policies, involves the following lines (1) the Harry Allen substation to Crystal substation 500 kV line, (2) the Harry Allen substation to Northwest substation 500 kV line, (3) the Harry Allen substation to Mead substation 500 kV line and (4) two Bighorn to Arden 230 kV lines. Additional facilities include a new 500 kV substation at Harry Allen, 500/230 kV transformers at Mead, McCullough and Northwest substations, two phase shifting transformers at Crystal substation, the Beltway 230/138 kV substation, the upgrade of the Arden to Decatur 230 kV line and several other sub-transmission upgrades and additions. The Harry Allen--Crystal 500 kV line and the Harry Allen 500 kV substation were energized in June 2002. The Arden- Bighorn 230 kV #1 and #2 lines were completed in July 2002. The Harry Allen--Northwest 500 kV line, the Northwest 500/230 kV transformer and the Northwest 500 kV substation were completed in March 2003. The Crystal 500 kV phase shifting transformers were installed in February 2004. The scheduled in-service date for the Harry Allen-Mead 500 kV line, the Mead 500/230 kV transformer and the McCullough 500/230 kV transformer is January 2007.

                                  DISTRIBUTION

     NVP's distribution facilities consist of 124 substations, and approximately 10,004 electric miles of distribution lines.

SPPC:

                                   GENERATION

     SPPC's electric generation is supplied by power plants which utilize fuel as set forth below:

                           No. of                           Capacity    Location
Power Plant                 Unit            Fuel             (mw)        (State)
-----------                 ----            ----             ----        -------
Ft. Churchill                2              Gas/Oil            226       Nevada
Tracy                        3              Gas/Oil            244       Nevada
Tracy 4&5 (1)                2              Gas                104       Nevada
Clark Mountain               2              Gas/Oil            132       Nevada
Valmy (2)                    2              Coal               261       Nevada
Other (3)(4)                29              Gas/Diesel          90       Nevada
                            --                               -----
                            40              Hydro
                                                             1,057
                                                             =====

1. Tracy 4&5 are part of the Pinon Pine Integrated Coal Gasification Combined Cycle power plant located at Tracy Station. This project was part of the Department of Energy's Clean Coal Demonstration Program. Although the coal gasification portion of the facility has never proven operational, the combined cycle unit has been operating on natural gas since 1996. The combined cycle consists of one combustion turbine, one HRSG, and one steam turbine. In 2003, SPPC installed duct burners, which increased the summer net capacity from 89 MW to 104 MW.

2. Valmy is co-owned by Idaho Power Company (50%) and SPPC (50%); SPPC is the operator. The Plant has a total summer net capacity of 522 MW.

3. Included are 4 hydro generating plants (10.3 MW capacity) that were to be included in the sale of SPPC's water business to the Truckee Meadows Water Authority (TMWA) in June 2001. The California Legislature has passed a law exempting the hydro plants from the prohibition against generation divestiture. On November 9, 2002, SPPC filed an application with the CPUC for authority to sell the 4 hydro generating plants. On January 13, 2003, the CPUC issued a ruling that the California Environmental Quality Act applies and SPPC must supplement the application with a certified environmental document. The application seeking authority to sell the hydro plants was refiled with the CPUC, including a Proposed Environmental Assessment, in September, 2003. Approval is expected in the spring of 2004.

4. Farad, a 2.8 MW hydro plant, has been out of service since the summer of 1996 due to a collapsed flume. While planning the reconstruction, a flood on the Truckee River in January 1997 destroyed the diversion dam. SPPC filed a claim with the insurers for the flume and dam and in December 2003, SPPC sued the insurers in Federal Court on a coverage dispute relating to potential rebuild costs. Management has concluded that irrespective of the outcome of the suit the cost in losses associated with SPPC's claim are not material.

                                  TRANSMISSION

         SPPC's existing transmission lines extend some 300 miles from the crest of the Sierra Nevada in eastern California, northeast to the Nevada-Idaho border at Jackpot, Nevada, about 160 miles from Reno northwest to Alturas, California, and 250 miles from the Reno area south to Tonopah, Nevada. A 230 kV transmission line connects SPPC to facilities near the Utah-Nevada state line, which in turn interconnects SPPC to Utah Power facilities. A 345 kV transmission line connects SPPC to Idaho Power facilities at the Idaho-Nevada state line. A 345 kV line connects SPPC to the Bonneville Power Administration's facilities near Alturas, California.

         SPPC also has two 120 kV lines and one 60 kV line that interconnect with Pacific Gas & Electric on the west side of SPPC's system at Donner Summit, California. Two 60 kV transmission ties allow wheeling of up to 14 MW of power from the Beowawe Geothermal Project, which is located within SPPC's service area, to Southern California Edison. These two minor interties are available for use during emergency conditions affecting either party. The transmission intertie system provides access to regional energy sources.

         The Falcon to Gonder Project is a 180-mile 345 kV line connecting SPPC's Falcon Substation to Mt. Wheeler Power's Gonder Substation. The Falcon to Gonder Project improves system import and export capabilities and enables SPPC to provide transmission service between Idaho, Utah, and the northwest. The Final Environmental Impact Statement was released in December 2001. Federal permitting was completed in July 2002. Construction started March 3, 2003 with an expected in-service date of May 2004. Total project costs incurred through December 31, 2003, were $79.1 million. Actual costs incurred in 2003 were $46.3 million. Estimated costs for 2004 are $21.4 million.

                                  DISTRIBUTION

         SPPC's distribution facilities consist of 193 substations, 172 in Nevada and 21 in California. SPPC has approximately 15,873 electric miles of distribution lines, 14,965 in Nevada and 908 in California.

         As of December 31, 2003, SPPC owned and operated 1,767 miles of three-inch equivalent natural gas distribution piping.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility (KWH) companies:

(a) Number of Kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

     NVP sold approximately 20,749,270,000 Kwh of electric energy for the year ended December 31, 2003.

Electric                      Volumes Sold (KWH)
--------                      ------------------
Retail                        18,371,324,000
Wholesale                      2,377,946,000
Total                         20,749,270,000

     SPPC sold approximately 8,915,337,000 Kwh of electric energy for the year ended December 31, 2003 and sold approximately 12,720,098 Mcf of natural gas at retail during the same period.

Electric                      Volumes Sold (KWH)
--------                      ------------------
Retail                         8,915,337,000
Wholesale                      1,366,538,000
Total                         10,281,875,000

Gas                           Volumes Sold (Mcf)
---                           ------------------
Retail                        12,720,098
Wholesale                      6,371,892
Total                         19,091,990

(b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

     NVP had no retail electric energy or gas sales outside the State of Nevada.

     SPPC sold approximately 529,115,000 Kwh of electric energy at retail to customers in the State of California. SPPC had no retail natural gas sales outside the State of Nevada.

Electric                      Volumes Sold (KWH)
--------                      ------------------
California                      529,115,000

(c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

     NVP sold approximately 1,450,713,000 Kwh at wholesale to customers outside the State of Nevada for the year ended December 31, 2003. NVP sold approximately 6,196,411 Mcf of natural gas at wholesale to customers outside the state of Nevada for the year ended December 31, 2003.

Electric                      Volumes Sold (KWH)
--------                      ------------------
Arizona                         1,450,713,000
Total                           1,450,713,000

Gas                           Volumes Sold (MCF)
---                           ------------------
California                      4,074,375
Oregon                            152,331
Utah                               13,034
Washington                        299,517
Wyoming                         1,657,154
Total                           6,196,411

     SPPC sold approximately 1,256,878,000 Kwh at wholesale to customers outside the state of Nevada for the year ended December 31, 2003. SPPC sold approximately 14,327,161 Mcf of natural gas at wholesale to customers outside the state of Nevada for the year ended December 31, 2003.

Electric                      Volumes Sold (KWH)
--------                      ------------------
Arizona                           760,243,000
California                          1,328,000
Idaho                               2,412,000
Oregon                            400,764,000
Utah                               91,510,000
Wyoming                               621,000
Total                           1,256,878,000

Gas                           Volumes Sold (MCF)
---                           ------------------
California                        120,006
Idaho                              36,532
Oregon                          5,046,947
Utah                               17,103
Washington                      1,381,323
Wyoming                           630,704
Canada                          7,094,546
Total                          14,327,161

(d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

         NVP purchased approximately 1,615,021,000 Kwh of electric energy from outside the State of Nevada during the year ended December 31, 2003.

         SPPC purchased approximately 1,324,928,000 Kwh of electric energy from outside the State of Nevada during the year ended December 31, 2003. SPPC purchased approximately 38,227,913 Mcf of natural gas from outside the State of Nevada during the year ended December 31, 2003, of which approximately 12,697,682 Mcf were used for local distribution and approximately 25,530,231 Mcf were used for electric power generation.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     None.

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     None.

(b) Name of each system company that holds an interest in such EWG or foreign utility company, and description of the interest held.

     None.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     None.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     None.

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     None.

The above named claimant has caused this statement to be duly executed on behalf of its authorized officer on this 1st day of April 2003.

                                                SIERRA PACIFIC RESOURCES
                                                ------------------------
                                                   (Name of Claimant)

                                             By ________________________
                                                     John E. Brown
                                                Vice President, Controller
                                               (Principal Accounting Officer)

CORPORATE SEAL
Attest:

__________________________________

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

John E. Brown                                        Controller
------------------------------------------------------------------
    (Name)                                             (Title)

P.O. Box 30150 (6100 Neil Road), Reno, Nevada 89520-3150 (89511)
------------------------------------------------------------------
                            (Address)

                                    Exhibit A

         The following consolidating financial statements of Sierra Pacific Resources and its subsidiaries, are submitted herewith:

         Consolidating Balance Sheet as of December 31, 2003.

         Consolidating Statement of Income for the year ended December 31, 2003.

         Consolidating Statement of Retained Earnings (surplus) for the year ended December 31, 2003.

                                    Exhibit B

         Financial Data Schedule for the year ended December 31, 2003.

                                    Exhibit C
         Inapplicable.

Sierra Pacific Resources
Consolidating Balance Sheet
31-Dec-03
(Dollars In Thousands)
(Unaudited)

ASSETS                        SPPC       NVP                    SPR           LOS         SGHC
------------------------------------------------------------------------------------------------
 Utility Property, Net     1,734,916   2,907,73                   ---          ---          ---
------------------------------------------------------------------------------------------------
 Investments in
 subsidiaries and other
 property, net                   916      36,312                4,168          123          ---
------------------------------------------------------------------------------------------------
 Current Assets:             349,529     679,687                3,733          132           44
------------------------------------------------------------------------------------------------
 Deferred Charges:           277,108     587,026              410,467          ---          ---
------------------------------------------------------------------------------------------------
Total Assets               2,362,469   4,210,759              418,368          255           44
------------------------------------------------------------------------------------------------
CAPITALIZATION &
LIABILITIES
------------------------------------------------------------------------------------------------
 Capitalization:
------------------------------------------------------------------------------------------------
 Common shareholder's
 equity                      593,771   1,174,645             (380,414)         533           77
------------------------------------------------------------------------------------------------
 Preferred stock              50,000         ---                  ---          ---          ---
------------------------------------------------------------------------------------------------
 Long-term debt              912,800   1,899,709              767,165          ---          ---
------------------------------------------------------------------------------------------------
 Current Liabilities:        320,011     664,881               36,134          132          ---
------------------------------------------------------------------------------------------------
 Deferred Credits:           485,887     471,524               (4,517)        (410)         (33)
------------------------------------------------------------------------------------------------
Total Capitalization and
Liabilities                2,362,469   4,210,759              418,368          255           44
------------------------------------------------------------------------------------------------

Sierra Pacific Resources
Consolidating Balance Sheet continued
31-Dec-03
(Dollars In Thousands)
(Unaudited)

Exhibit A

ASSETS                                          SPC            SPE         SWDC               TGPC           TOTAL
---------------------------------------------------------------------------------------------------------------------
 Utility Property, Net                             ---           ---        ---                 ---         4,642,650
---------------------------------------------------------------------------------------------------------------------
 Investments in
 subsidiaries and other
 property, net                                  36,512             2        593              31,016           109,642
---------------------------------------------------------------------------------------------------------------------
 Current Assets:                                 3,557            18        ---                 163         1,036,863
---------------------------------------------------------------------------------------------------------------------
 Deferred Charges:                                   2           ---        ---                 ---         1,274,603
---------------------------------------------------------------------------------------------------------------------
Total Assets                                    40,071            20        593              31,179         7,063,758
---------------------------------------------------------------------------------------------------------------------
 CAPITALIZATION &
 LIABILITIES
---------------------------------------------------------------------------------------------------------------------
 Capitalization:
---------------------------------------------------------------------------------------------------------------------
 Common shareholder's
 equity                                         21,899         2,803        642              21,438         1,435,394
---------------------------------------------------------------------------------------------------------------------
 Preferred stock                                   ---           ---        ---                 ---            50,000
---------------------------------------------------------------------------------------------------------------------
 Long-term debt                                    ---           ---        ---                 ---         3,579,674
---------------------------------------------------------------------------------------------------------------------

 Current Liabilities:                           30,661           ---        ---                   5         1,051,824
---------------------------------------------------------------------------------------------------------------------
 Deferred Credits:                             (12,489)       (2,783)       (49)              9,736           946,866
---------------------------------------------------------------------------------------------------------------------
Total Capitalization and
Liabilities                                     40,071            20        593              31,179         7,063,758
---------------------------------------------------------------------------------------------------------------------

Sierra Pacific
Resources

Consolidating Income
Statement

Twelve Months Ended
31-Dec-03
(Dollars in
Thousands)

(Unaudited)                               SPPC              NVP            SPR          LOS            SGHC         SPC
--------------------------------------------------------------------------------------------------------------------------
Operating Revenues                      1,029,866        1,756,146              0        190             13          1,615
--------------------------------------------------------------------------------------------------------------------------
Operating Expenses                        961,300        1,572,413        (21,585)       200              8         24,830
--------------------------------------------------------------------------------------------------------------------------
Operating Income (Loss)                    68,566          183,733         21,585        (10)             5        (23,215)
--------------------------------------------------------------------------------------------------------------------------
Other Income (Expense)                      4,252           26,016        (45,529)         0              0            (17)
--------------------------------------------------------------------------------------------------------------------------
Total Income (Loss)                        72,818          209,749       (23,944)        (10)             5        (23,232)
Before Interest Charges
--------------------------------------------------------------------------------------------------------------------------
Net Interest Charges                       96,093          190,472         79,717          0              0          1,983
--------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                         (23,275)          19,277       (103,661)       (10)             5        (25,215)
--------------------------------------------------------------------------------------------------------------------------
Discontinued Operations                         0                0        (7,254)          0              0              0
--------------------------------------------------------------------------------------------------------------------------
Less Preferred Dividends                    3,900                0              0          0              0              0
Requirements of Subsidiary
--------------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                       (27,175)          19,277       (110,915)       (10)             5        (25,215)
Applicable to Common Stock
--------------------------------------------------------------------------------------------------------------------------

Sierra Pacific Resources
Consolidating Income
Statement Continued

Twelve Months Ended
31-Dec-03

(Dollars in Thousands)

(Unaudited)                                 SPE             SWDC        TGPC            TOTAL
------------------------------------------------------------------------------------------------
Operating Revenues                             0               0        1,327          2,789,158
------------------------------------------------------------------------------------------------
Operating Expenses                           387               4        3,352          2,540,909
------------------------------------------------------------------------------------------------
Operating Income (Loss)                     (387)             (4)      (2,025)           248,249
------------------------------------------------------------------------------------------------
Other Income (Expense)                         0               0        5,918             (9,359)
------------------------------------------------------------------------------------------------
Total Income (Loss)                         (387)             (4)       3,893            238,890
Before Interest Charges
------------------------------------------------------------------------------------------------
Net Interest Charges                           0               0            0            368,265
------------------------------------------------------------------------------------------------
Net Income (Loss)                           (387)             (4)       3,893           (129,375)
------------------------------------------------------------------------------------------------
Discontinued Operations                        0               0            0             (7,254)
------------------------------------------------------------------------------------------------
Less Preferred Dividends                       0               0            0              3,900
Requirements of Subsidiary
------------------------------------------------------------------------------------------------
Net Earnings (Loss)                         (387)             (4)       3,893           (140,529)
Applicable to Common Stock
------------------------------------------------------------------------------------------------

SIERRA PACIFIC RESOURCES

CONSOLIDATING STATEMENT OF
RETAINED EARNINGS

31-Dec-03

(Dollars in
thousands)


(Unaudited)                                  SPR             SPPC          NVP           LOS           SGHC           TGPC
----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT
BEGINNING OF PERIOD                         38,693          (73,751)     (219,114)      (15,768)      (31,556)        (5,272)
----------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE DIVIDENDS                   (103,659)         (23,275)       19,277           (10)            5          3,893
----------------------------------------------------------------------------------------------------------------------------
Discontinued Operations                     (7,254)
----------------------------------------------------------------------------------------------------------------------------
DIVIDENDS DECLARED                                          (22,430)                                                  (7,125)
----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END OF
PERIOD                                     (45,695)        (119,456)     (199,837)      (15,778)      (31,551)        (8,504)
----------------------------------------------------------------------------------------------------------------------------

SIERRA PACIFIC RESOURCES

CONSOLIDATING STATEMENT OF
RETAINED EARNINGS (Continued)

31-Dec-03

(Dollars in thousands)

                                        SWDC       SPC          CES         Elim        TOTAL
-----------------------------------------------------------------------------------------------
RETAINED EARNINGS AT BEGINNING OF       (126)      (9,860)     (9,770)          0      (326,524)
PERIOD
-----------------------------------------------------------------------------------------------
INCOME BEFORE DIVIDENDS                   (4)     (25,215)       (387)          0      (129,375)
-----------------------------------------------------------------------------------------------
Discontinued Operations                                                                  (7,254)
-----------------------------------------------------------------------------------------------
DIVIDENDS DECLARED                                   (500)                 26,525        (3,530)
-----------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END OF PERIOD      (130)     (35,575)    (10,157)     26,525      (466,683)
-----------------------------------------------------------------------------------------------

                                                                       EXHIBIT B

                                                                          PAGE 1

                            SIERRA PACIFIC RESOURCES
                             FINANCIAL DATA SCHEDULE

This schedule contains summary financial information extracted from internal company financial statements for the twelve month period ended December 31, 2003, and is qualified in its entirety by reference to such financial statements.

Multiplier = 1,000

The financial data is NOT restated from a previously filed schedule. The financial data DOES NOT apply to a co-registrant.

Currency:                        U.S. dollars
Period Type:                     Twelve months ended December 31, 2003.
Period Start:                    January 1, 2003
Period End:                      December 31, 2003
Company Fiscal Year:             January 1 through December 31.
Exchange Rate:                   One (1)
Book Value:                      Per book

(Unaudited)
Item No.                        Caption Heading             Amount
--------                        ---------------             ------
    1            Total Assets                               $7,063,758
    2            Total Operating Revenues                   $2,789,158
    3            Net Income (Loss)                          $ (140,529)